EXHIBIT 21

WEYCO GROUP, INC.

SUBSIDIARIES OF THE REGISTRANT

Incorporated
Name of Company	In	Subsidiary Of

Weyco Investments, Inc.	Nevada	Weyco Group, Inc.

Weyco Merger, Inc.	Wisconsin	Weyco Group, Inc.

Weyco Sales, LLC	Wisconsin	Weyco Group, Inc.

Weyco Retail Corp.	Wisconsin	Weyco Group, Inc.

The Combs Company	Oregon	Weyco Group, Inc.

Florsheim Shoes Europe S.r.l.	Florence, Italy	Weyco Group, Inc.

Weyco France SARL	Paris, France	Weyco Group, Inc.

*Florsheim Australia Pty Ltd	Australia	Weyco Group, Inc.

*Florsheim South Africa Pty Ltd	South Africa	Florsheim Australia Pty Ltd

*Florsheim Asia Pacific Ltd	Hong Kong	Florsheim Australia Pty Ltd

*Less than 100% owned subsidiary of Weyco Group, Inc.